ABLEAUCTIONS.COM, INC.
Suite 200 – 1963 Lougheed Highway
Coquitlam, British Columbia V3K 3T8

October 20, 2009

Correspondence Via EDGAR

Maryse Mills-Apenteng
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20249

Re:          Ableauctions.com, Inc.
Proxy Statement on Schedule 14A
File No. 001-15931

Dear Ms. Apenteng:

Ableauctions.com, Inc. (the “Company”) has reviewed the letters dated September 15, 2009 and October 14, 2009 prepared by Richardson & Patel LLP in response to letters from the Securities and Exchange Commission dated August 31, 2009 and October 2, 2009 in connection with a proxy statement on Schedule 14A (the “filing”) and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ABLEAUCTIONS.COM, INC.

By:/s/ Abdul Ladha
     Abdul Ladha, Chief Executive Officer